Balance Labs, Inc.

1111 Lincoln Road, 4th Floor

Miami Beach, FL 33139

June 5, 2015

VIA EDGAR

Kim McManus, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Balance Labs, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 22, 2015

File No. 333-202959

Dear Ms. McManus:

We are in receipt of your comment letter dated June 4, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	On pages 2 and 21, and in note 2 to your fee table, you state that the selling stockholders will sell at a fixed price for the duration of the offering. In contrast, your cover page states that the selling stockholders will sell at a fixed price until your common stock is quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market. Please revise to ensure consistency.

RESPONSE: We respectfully clarify for the Staff that the selling stockholders will sell at a fixed price for the duration of the offering. Accordingly, we have respectfully revised our disclosure in the cover page and elsewhere in the registration statement.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Balance Labs, Inc.

By:	/s/ Raphael Perez
Name: Raphael Perez
Title: Chief Executive Officer